N E W S   R E L E A S E

TALISMAN ENERGY DECLARES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta – October 5, 2010 - Talisman Energy Inc. today declared a semi-annual dividend of twelve and one-half cents Canadian (C$0.125) per share on the company’s common shares.  The dividend will be paid on December 31, 2010 to shareholders of record at the close of business on December 10, 2010.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President                                                                                     Christopher J. LeGallais, Vice-President
Corporate & Investor Communications                                                                   Investor Relations
Phone:         403-237-1196  Fax:  403-237-1210                                                          Phone:                      403-237-1957  Fax: 403-237-1210
Email:           tlm@talisman-energy.com                                                                     Email:            tlm@talisman-energy.com

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